CARTER LEDYARD & MILBURN LLP
Counselors at Law
701 8th Street, N.W., Suite 410
Washington, DC 20001-3893
Steven J. Glusband	2 Wall Street	(202) 898-1515
Partner	New York, NY 10005-2072	o
o	o	570 Lexington Avenue
Direct Dial: 212-238-8605	Tel (212) 732-3200	New York, NY 10022-6856
E-mail: glusband@clm.com	Fax (212) 732-3232	(212) 371-2720

  September 17, 2010
VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Internet Gold - Golden Lines Ltd. Form 20-F for Fiscal Year Ended December 31, 2009 Filed June 30, 2010 File No. 000-30198
Dear Mr. Spirgel:

On behalf of our client, Internet Gold - Golden Lines Ltd. (the “Company”), we are submitting this letter in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”), during a conference call attended by representatives of the Company, including its outside counsel and auditors, on September 16, 2010, with respect to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2009 filed with the Commission on June 30, 2010.

We have been authorized by the Company to confirm the following:

1.
In response to comment no. 2 in the Staff’s comment letter dated September 2, 2010, the Company, in its annual report on Form 20-F for year ended December 31, 2010 (“2010 Form 20-F”), will expand its disclosures to further describe the nature of particular financial investments, transactions and the conditions that affected its returns from such investments during the course of the year.  Such disclosure will be in compliance with paragraphs 35 and 42 of IFRS 7, which are intended to enable users of the financials statements to evaluate the significance of the Company’s financial instruments to its financial position and performance, and the nature and extent of the risks arising from the financial instruments to which the Company is exposed.  Further, the Company will provide, as necessary, disclosure with respect to how it manages those risks.

2.
In response to the Staff’s position with respect to Bezeq being deemed a predecessor of the Company, the Company will include in its 2010 Form 20-F the audited financial statements of Bezeq for the years ended December 31, 2008 and 2009.  The Company will also include in the 2010 Form 20-F either Bezeq’s unaudited financial statements for the quarter ended March 31, 2010 or its audited financial statements for the year ended December 31, 2010, depending on further input from the Company’s finance group and auditors.  In addition, the Company will provide in the 2010 Form 20-F a Managements’ Discussion and Analysis with respect to such periods.

**********

We very much appreciate the Staff’s assistance in resolving the comments in an accelerated manner.

Please do not hesitate to contact me at (212) 238-8605 with any questions or comments you may have.

Very truly yours,

/s/Steven J. Glusband

Steven J. Glusband

cc:           Eli Holtzman, Chief Executive Officer, Internet Gold - Golden Lines Ltd. (by email)
Doron Turgeman, Chief Financial Officer, Internet Gold - Golden Lines Ltd. (by email)

SJG:sr